CHINA FORESTRY, INC.
Room 517, No. 18 Building
Nangangizhoing District, Hi-Tech Development Zone
Harbin, People’s Republic of China

March 31, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D. C. 20549-7010

ATTN:       Ryan C. Milne
Accounting Branch Chief

Re:              China Forestry, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed November 18, 2008
Response Letter Dated November 17, 2008
File No. 000-25765

Ladies and Gentlemen:

Thank you for your comment letter, dated February 6, 2009, with respect to the above-captioned Form 10-KSB/A for fiscal year ended December 31, 2007and Response Letter dated November 17, 2008.  We have filed our amended Form 10-KSB/A of China Forestry, Inc., a Nevada corporation (the “Company”), which incorporate our responses to your comments, and this letter sets forth each of your comments with our responses below.

Form 10-KSB/A for Year Ended December 31, 2007

Note 1 – Organization and Business Background

Timberland

1.
We note that, as a result of not obtaining a wood-cutting quota for any of your timberlands, you have experienced operating and cash flow losses in the fiscal year ended December 31, 2007 and for the nine months ended September 30, 2008.  We also note your October 15, 2008 press release, in which you disclose your decision to implement a more conservative timber harvesting strategy in the near-term and revised focus on acquiring additional forest user right certificates.  As such, it appears there are indications that the carrying amount of timberlands may not be recoverable pursuant to paragraph 8(b) and 8(e) of SFAS 144.  Please provide us with your undiscounted future net cash flows analysis to assess the recoverability of your timberlands.

Response 1:
The Company is in the process of obtaining a wood cutting quota from the government. Management assessed the impairment issue of its timberlands in accordance with FAS 144 and concluded the timberlands are not impaired. We obtained an appraisal report from a third party valuation specialist, a copy of which is attached.

Note 3 – Timberlands

2.
It appears from the disclosure in Ex. 99.1 to the Patriot Investment Corporation Form 8-K filed on July 2, 2007 that the Ping Yang He Forestry Center’s timberland was valued at $604,084.  Please tell us what the $604,084 value of the Ping Yang He Forestry Center timberland represented when it was contributed to fund the registered capital of Harbin Senrun Forestry Development Co., Ltd. in 2004.

Response 2:	The historical cost of the Ping Yang He timberland is about $30,000. The accounting entry in 2004 for contribution of the assets to form the Company should have been as follows:

Dr. Timberland assets    $30,000
Cr. Additional paid in capital (30,000)

Dr. Impairment cost   $30,000
Cr. Timberland assets

To impair the timberland assets due to the assessment of impairment based on FAS 144.

However, the accounting was done incorrectly in 2004 as follows:

Dr. Timberland assets $604,000
Cr. Additional paid in capital (604,000)

To record the timberland assets at appraisal value of $604,000.

Then the timberland assets were impaired as follows:

Dr. Impairment loss $604,000
Cr. Timberland assets (604,000)

To impair the timberland assets due to the assessment of impairment based on FAS 144.

The combined effect of the two entries is to record the timberland at zero.  Management believes that the net impact of the two sets of entries gets to a similar position, i.e., Ping Yang He timberland was recorded at zero as of December 31, 2005.  As a result, the error of recording the owner contribution as appraisal value is not material, and management does not believe restatement of the Company’s financial statements is necessary.

3.
We note your response to comment 1 of our letter dated October 24, 2008, that a decision was made by management to impair the book value of the Ping Yang He Forestry Center timberland.  Therefore, it appears you have recorded this timberland based upon the estimated fair value instead of at the predecessor’s historical cost basis determined under GAAP, as required by SAB Topic 5G.  Please tell us the historical cost of the Ping Yang He Forestry Center timberland when it was exchanged for stock in Harbin Senrun Forestry Development Co., Ltd. in 2004.

Response 3:	Please see our response to comment number 2 above.

Consent of Experts – Exhibit 23

4.
We note that your registered accounting firm, Malone & Bailey, PC, consented to the incorporation by reference in your June 23, 2008 Form S-8 of their report dated May 15, 2008.  Please amend your December 31, 2007 Form 10-KSB and include an updated consent from Malone & Bailey, PC, pursuant to Item 601(b)(23) of Regulation S-K.

Response 4:
Pursuant to Item 601(b)(23) of Regulation S-K, we amended our Form 10KSB/A for December 31, 2007 to include an updated consent from Malone & Bailey, PC, as Exhibit 23.1.   Amendment No. 2 to our Form 10-KSB/A for the year ended December 31, 2007 has been filed on the EDGAR system.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any further questions.  We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings.

Sincerely,

/s/ Yuan Tian
Yuan Tian
Chief Executive Officer

cc:  Harold H. Martin, Esq.

Enclosures

Harbin Senrun Forestry Development Co., Ltd. Appraisal Project

Report of Assets Appraisal

Heilongjiang Lixin Yangtse River Assets Appraisal Co., Ltd.
February 16, 2009

Harbin LongSheng Assets Appraisal Firm邮编：150020
电话： 0451-83126208、 13836163722                         传真：0451-88914633

HARBIN SENRUN FORESTRY DEVELOPMENT CO., LTD. APPRAISAL PROJECT

Summary of the Report of Assets Appraisal

Hei Li Xin Ping Bao Zi (2009) No. 014

Important Notices

The content in following is summarized from the Report of Assets Appraisal, in order to understand the project overall, the reader shall thoroughly read the whole Report of Assets Appraisal.

1. Assignor and Assets Owner:
The assignor of the assets appraisal is Harbin Senrun Forestry Development Co., Ltd.

2. Appraisal Purpose:
Confirm the far value of the assets, so as to provide valuation reference for Harbin Senrun Forestry Development Co., Ltd.’s valuation project.

3. Appraisal Valuation Date:
The project appraisal date is December 31, 2008, and the appraisal undertakes the RMB in the valuation date as the valuation standard

4. Appraisal Target and Coverage:
The appraisal targets are the timberlands of Harbin Senrun Forestry Development Ltd., Co. located at Ping Yang He Forestry Center, 2,865.00 Chinese Mus; Jiu Lian  Forestry Center, 8,559.60 Chinese Mus; Mao Lin Forestry Center, 8,321.55 Chinese Mus; and Wei Xing Forestry Center, 3,656.25 Chinese Mus.

5. Appraisal Methods:
Adopt the Net Present Value of Annual Net Income method to evaluate the timberland assets.
The Net Present Value of Annual Net Income method calculate the present value of the forecasted net income of the appraised timberland assets in future in a certain discounted ratio, and sum up to appraise the valuation of timberland.

6. Appraisal Conclusion:
The assets appraisal value is RMB13,049,400 (Renminbi Thirteen Million Forty Nine Thousand and Four Hundreds.)

7. Submission Date of the Appraisal Report
The report was submitted to assignor on February 16, 2009.

Legal Representative:

Certified Public Valuer:

Certified Public Valuer:

Heilongjiang Yangtse Assets Appraisal Co., Ltd.
February 16, 2009

Harbin LongSheng Assets Appraisal Firm邮编：150020
电话： 0451-83126208、 13836163722                         传真：0451-88914633

Harbin Senrun Forestry Development Co., Ltd. Appraisal Project
Summary of the Report of Assets Appraisal

Hei Li Xin Ping Bao Zi (2009) No. 014

Harbin Longsheng Assets Appraisal Firm was assigned by Harbin Senrun Forestry Development Co., Ltd. to appraise the assets of Harbin Senrun Forestry Development Co., Ltd. under the principals of impersonality, independent, fair, and scientific, according to relevant regulations of assets appraisal regulated by China government. The employees of our firm implement the scene investigation, market research, and examinations, thus appraise the market fair evaluation of appraised assets on December 31, 2008. This is to release the assets appraisal and evaluation results hereunder:

1. Introduction of assignor and asset owner

The assignor and assets owner is Harbin Senrun Forestry Development Co., Ltd.
Location: Room 517, Building 18, Hi-Tech Industry Development District, Nangang Jizhong District, Harbin Development District
Legal Representative: Degong Han
Registered Capital: RMB 5,000,000
Received Capital: RMB 5,000,000
Company Type: Limited Corporation (Joint Venture between Hong Kong and China)
Business Coverage: foster and sales of forest and lumber; R&D, production, and sales of wooden products

2. Appraisal Purpose

Confirm the far value of the assets, so as to provide valuation reference for Harbin Senrun Forestry Development Co., Ltd.’s valuation project.

3. Appraisal Target and Coverage

The appraisal targets are the timberlands of Harbin Senrun Forestry Development Ltd., Co. located at Ping Yang He Forestry Center, 2,865.00 Chinese Mus; Jiu Lian  Forestry Center, 8,559.60 Chinese Mus; Mao Lin Forestry Center, 8,321.55 Chinese Mus; and Wei Xing Forestry Center, 3,656.25 Chinese Mus.
The project appraisal date is December 31, 2007.
The appraisal undertakes the RMB in the valuation date as the valuation standard

5. Appraisal Principals

Adopt principals of independency, impersonality, scientific, variable principal part ownership, continuous operation, substitution, public market, and maintain the litigate benefits of assets owner and investors.

6. Appraisal Bases

6.1 Major Laws and Regulations
        6.1.1  China Assets Appraisal Association, Zhong Ping Xie [1996] No.03,《Asset Appraisal Operation Regulations Opinions》 (trial version);
        6.1.2 Ministry of Finance, Cai Ping Zi [1999]No.91,《Provisional Regulations of Assets Appraisal Report’s Basic Content and Format》;
        6.1.3 China Assets Appraisal Association,《Fundamental Principals of Assets Appraisal》;
        6.1.4 China Assets Appraisal Association,,《Fundamental Principals of Assets Appraisal Professional Ethics》;
        6.1.5 Ministry of Finance and National Bureau of Forestry,《Assets Appraisal of Forestry Resources Management Provisional Regulations》.

6.2 Documents of Economic Action
        The Engagement Letter signed with the Assignor.

6.3 Crucial Agreement, Property Provable Documents
        6.3.1 Licenses of Timberland Property Right;
        6.3.2 Registration forms of forest, trees, and timberland.

6.4 Pricing Standards
        6.4.1 Future income projections and other related materials of the Company;
        6.4.2《Handbook of the Frequently-used Data and Parameter for Asset Appraisal》;
        6.4.3《Handbook of Assets Appraisal》;
4、Pricing information collected by valuers in market.

7. Appraisal Method

Adopt the Net Present Value of Annual Net Income method to evaluate the timberland assets.
The Net Present Value of Annual Net Income method calculate the present value of the forecasted net income of the appraised timberland assets in future in a certain discounted ratio, and sum up to appraise the valuation of timberland.
The calculation formula is:
Herein: En——Evaluation of Timberland Assets
Ai——Yearly income in Year i
Ci——Costs and expenses in Year i
U——Operation term
P——Discount Rate(Decided according to the average investment profitability in local timberland)
n——Age of forest

8. Appraisal Process

8.1 Accept assignment, guide the assets owner to provide information and materials, as well as collect relevant economic documents and relevant materials.
8.2 Confirm the Appraisal Valuation Date, Appraisal Purpose, Appraisal Target and Coverage;
8.3 Select appraisal method and prepare appraisal plan;
8.4 Examine assets, and examine materials, examine assets;
8.5 Practical appraisal and calculation;
8.6 Collect and gather information for conclusion analysis, draft appraisal report and notes, undertake internal examine.

9. Appraisal Conclusion

The assets appraisal value is RMB13,049,400 (Renminbi Thirteen Million Forty Nine Thousand and Four Hundreds.)

10. Special Notes

10.1 The appraisal is made under the principal of independency, impersonality, fair, and scientific according to professional appraisal standards. There is no any beneficial relationship between the Assignor and appraisal institution & working people.
10.2 During the process of appraisal works, the assignor provided relevant financial statements, document, and materials. The appraisal institution depends on impersonal data, document, and materials; the assignor shall undertake legal responsibility for the truth of information.
10.3 The validity term of the appraisal conclusion is half year (December 31, 2008 – June 30, 2009), while realized within half year from the appraisal valuation date, shall regard appraisal conclusion as the basic price and pricing basis; if over half year, another assets appraisal shall be undertaken.
10.4 Adjustments after Appraisal Valuation Date
If the quantity or pricing standard are changed after the Appraisal Valuation Date, relevant adjustments shall be undertaken on assets according to initial appraisal method.
10.5 Other Conditions for Effective Appraisal Results
（1）The operation of the Company shall be relative stable with forecasted operation results;
（2）There is no irrevocable power resulting significant influence.
（3）The relevant laws, regulations, policies of China Government have no significant change;
（4）The future loan rate, foreign exchange rate, tax rate will change within a rational range, the accounting adjustment methods, and the social & economic environment have no significant changes;
（5）The appraisal results are only effective under this purpose and didn’t consider the appraisal value under the influence of any potential special transaction may resulted in extra prices. If the macroeconomic policies of China government will change significantly and result in un-continuous operation, the appraisal results will change generally.
（6）The valuer will not confirm the legal property of appraisal targets, and only appraise and release professional opinions on the value of appraisal targets.

Please read seriously on above special notes so as to avoid any misleading and result in negative affects and the appraisal institution will be undertake such legal responsibilities.

11. Submission Date of the Appraisal Report

The report was submitted to assignor on February 16, 2009.

Legal Representative:

Certified Public Valuer:

Certified Public Valuer:

Heilongjiang Lixin Yangtse River Assets Appraisal Co., Ltd.
February 16, 2009

Harbin LongSheng Assets Appraisal Firm邮编：150020
电话： 0451-83126208、 13836163722                         传真：0451-88914633